UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Chimerix, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Michael T. Andriole

President and Chief Executive Officer

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, North Carolina 27713

(919) 806-1074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Jason L. Kent Kevin Cooper Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Chimerix, Inc., a Delaware corporation (“Chimerix” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025, relating to the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the SEC on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 and the related letter of transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	by adding the columns containing bold, underlined text to the below table on page 5 in the section captioned “Arrangements between Chimerix and its Executive Officers, Directors and Affiliates—Treatment of Company Options and Company RSUs”:

	In the Money Options						Company Options other than In the Money Options(1)
Name	Number of Shares Underlying Vested In the Money Options (#)	Merger Consideration Payable in Respect of Vested In the Money Options ($)	Number of Shares Underlying Unvested In the Money Options (#)	Merger Consideration Payable in Respect of Unvested In the Money Options ($)	Number of Shares Underlying In the Money Options (#)	Merger Consideration Payable in Respect of In the Money Options ($)	Number of Shares Underlying Company Options other than In the Money Options (#)
Executive Officers
Michael T. Andriole, President, Chief Executive Officer and Director	1,169,647	6,964,889	1,518,178	8,669,425	2,687,825	15,634,314	250,000
Michelle LaSpaluto, Chief Financial Officer	304,195	1,593,801	423,633	2,410,511	727,828	4,004,312	106,500
Allen S. Melemed, M.D., Chief Medical Officer	711,046	3,594,964	526,964	2,929,892	1,238,010	6,524,856	190,000
Michael A. Alrutz, J.D., Ph.D., Senior Vice President, General Counsel and Corporate Secretary	956,415	4,076,985	453,135	2,491,367	1,409,550	6,568,352	185,000
Thomas Riga, Chief Operating and Commercial Officer	250,000	1,887,500	875,000	5,741,750	1,125,000	7,629,250	—
David Jakeman, Vice President of Finance and Accounting	139,164	725,088	142,466	862,113	281,630	1,587,201	30,000
Directors
Mike Sherman, Chair of the Board	2,747,109	15,406,554	527,441	2,803,460	3,274,550	18,210,014	700,000
Martha J. Demski, Lead Independent Director	252,000	1,284,360	60,000	459,600	312,000	1,743,960	9,000
Fred A. Middleton	264,000	1,316,160	60,000	459,600	324,000	1,775,760	—
Robert J. Meyer, M.D.	264,000	1,316,160	60,000	459,600	324,000	1,775,760	—
Marc D. Kozin	—	—	160,000	1,215,600	160,000	1,215,600	—
Pratik S. Multani, M.D.	240,000	1,399,650	60,000	459,600	300,000	1,859,250	—
Vicki Vakiener	202,500	809,925	62,500	460,425	265,000	1,270,350	—
Lisa L. Decker, Ph.D.	38,583	294,388	121,417	928,212	160,000	1,222,600	—
All of Chimerix’s current directors and executive officers as a group (14 persons)	7,538,659	40,670,424	5,050,734	30,351,155	12,589,393	71,021,579	1,470,500

2.	by adding the bold, underlined text to the below paragraph on page 9 in the section captioned “Arrangements between Chimerix and its Executive Officers, Directors and Affiliates—Potential for Future Arrangements”:

“While, as of the date of this Schedule 14D-9, none of Chimerix’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, or had any discussions regarding the foregoing prior to the announcement of the Transactions, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with Chimerix’s directors or executive officers in the future.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	by adding the bold, underlined text to the below paragraph on page 15 in the section captioned “Background of the Offer and the Merger”:

“On July 1, 2024, following inbound interest in exploratory discussions regarding potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions, Chimerix entered into a confidentiality agreement with Party C, a European pharmaceutical company and thereafter shared limited non-public due diligence information with Party C. The confidentiality agreement included a standstill provision which did not prohibit Party C from requesting waivers by Chimerix and which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below. Party C submitted a licensing proposal to Chimerix, as further described below, but did not express interest in pursuing an acquisition of Chimerix.”

2.	by adding the bold, underlined text to the below paragraph on page 15 in the section captioned “Background of the Offer and the Merger”:

“On November 8, 2024, following discussions among management of Chimerix and Party A regarding Party A’s interest in a potential strategic transaction involving ONC201, Chimerix entered into a new confidentiality agreement with Party A which replaced the August 19, 2023 confidentiality agreement between the parties. The new confidentiality agreement included a standstill provision which did not prohibit Party A from requesting waivers by Chimerix and which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below.”

3.	by adding the bold, underlined text to the below paragraphs on page 16 in the section captioned “Background of the Offer and the Merger”:

“On December 17, 2024, following inbound interest in exploratory discussions regarding a potential strategic transaction, Chimerix entered into a confidentiality agreement with Party E, an international biopharmaceutical company, and thereafter shared limited non-public due diligence information with Party E. The confidentiality agreement included a standstill provision which did not prohibit Party E from requesting waivers by Chimerix and which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below.

On December 18, 2024 and December 19, 2024, the Board held a meeting, also attended by Chimerix management, an individual in his capacity as an observer and representative of the former shareholders of Oncoceutics, Inc. (the ‘Observer’) and representatives of Centerview Partners LLC, selected as Chimerix’s financial advisor based on its reputation and experience (‘Centerview’), and Cooley LLP, Chimerix’s outside counsel (‘Cooley’). Among other matters discussed during this regularly scheduled meeting, the Board reviewed with a representative of Centerview potential strategic options for Chimerix to pursue in the coming months in light of the anticipated commercial launch of ONC201, including a potential equity financing, a potential ex-U.S. licensing transaction for ONC201 and a potential acquisition of Chimerix, and strategic considerations and risks around each option. The Board agreed on a near-term strategic plan for Chimerix to progress multiple strategic options in parallel, including a potential ex-U.S. licensing transaction for ONC201, a potential equity financing of Chimerix and a potential strategic transaction, with a goal of assessing third party interest in an acquisition of Chimerix in advance of making a determination to accept further dilution from an equity financing or the encumbrance of ex-U.S. rights in a licensing transaction.

On December 19, 2024, Party A submitted a written proposal (the ‘December 19 Party A Proposal’) to acquire ONC201 and related assets for an upfront payment of $350 million and a contingent payment of $100 million payable upon approval by the U.S. Food and Drug Administration (the ‘FDA’) of ONC201 for the treatment of H3K27M-mutant diffuse glioma. Following receipt of the December 19 Party A Proposal, Chimerix management communicated to representatives of Party A that the proposal was insufficient.

Also on December 19, 2024, Chimerix entered into a confidentiality agreement with Jazz and shared limited non-public due diligence information with Jazz. The confidentiality agreement included a standstill provision which permitted Jazz to make confidential proposals to the Board and to Chimerix’s Chief Executive Officer.”

4.	by adding the bold, underlined text to, and deleting the strikethrough text from, the below paragraph on page 21 in the section captioned “Background of the Offer and the Merger”:

“On the evening of March 3, 2025, the Board held a meeting, also attended by the Observer and representatives of Centerview, Cooley and Skadden, to discuss the Final Jazz Proposal and the Final Party A Proposal. A representative of Centerview reviewed with the Board the two proposals, including a comparison of the key terms and a review of how the proposals had evolved over time. Utilizing an estimated 50% probability of success for obtaining full FDA approval for ONC201 and an estimated payment date for the CVR (each of which estimated assumptions were provided by Chimerix management), Centerview calculated an illustrative risk-adjusted net present value of the CVR included in the Final Party A Proposal of $0.51 per share. A representative of Skadden discussed the fiduciary duties of the Board in connection with the review and evaluation of a potential strategic transaction involving the Company. Representatives of Centerview then reviewed with the Board an updated version of the preliminary financial projections prepared by management (summarized under the caption ‘Management Projections’ in the section below captioned ‘—Certain Financial Projections’) and reflecting certain changes, including, among others, (i) to account for the impact of achieving an ACTION readout for ONC201 on a later timeline than initially expected, (ii) to account for the impact of a loss of product exclusivity for ONC201 in 2039 instead of 2038 due to an assumed patent term reinstatement for one additional year for Chimerix’s longest dated ONC201 patent, (iii) a reduction in the probability of success for ONC206 based on management’s experience regarding the probability of success for assets which remain in Phase I clinical studies, and (iv~~iii~~) to include the forecasted risk-adjusted, after-tax unlevered free cash flows of Chimerix for fiscal years 2025 through 2046. Representatives of Centerview also reviewed with the Board the financial analyses conducted by Centerview, including the assumptions made, procedures followed, matters considered and qualifications and limitations. Representatives of Skadden and Cooley then reviewed with the Board the material terms of the draft merger agreements and related transaction documents with Jazz and Party A. The Board then discussed the compensation arrangements recommended by the Compensation Committee and proposed to be requested from the bidders including, for Chimerix’s senior executive officers, ‘gross ups’ of potential ‘excess parachute payment’ taxes imposed by Sections 280G and 4999 of the Code (for a summary of these matters affecting executive officers, please see the section of this proxy statement titled ‘Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Chimerix and its Executive Officers, Directors and Affiliates’). After discussion of the Final Jazz Proposal and the Final Party A Proposal, the Board directed Centerview to inform Jazz that it was the winning bidder, subject to finalizing negotiations on the merger agreement and related transaction documents, and to inform Party A that it was not the winning bidder. The Board directed Chimerix management to enter into a short-term exclusivity arrangement with Jazz, if requested by Jazz, in the event that Party A did not indicate a willingness to improve its proposal by the following day.”

5.	by adding the bold, underlined text to the below bullet on page 23 in the section captioned “Reasons for Recommendation”:

“o	that, following the consideration of potential strategic alternatives, including the possibility of exploring additional licensing and collaboration opportunities, the Board determined that none of the possible alternatives were reasonably likely to present superior opportunities for Chimerix to create greater value for Chimerix’s stockholders, including because any licensing transaction for rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions, as described above under ‘—Background of the Offer and the Merger’, would be unlikely to generate a sufficient amount of funding to provide a compelling alternative to the Transactions;”

6.	by deleting the second and third paragraphs on page 28 in the section captioned “Certain Financial Projections” in their entirety and replacing them with the following:

“However, in January 2025, in connection with the Board’s review of potential strategic alternatives, Chimerix senior management, at the direction of the Board, prepared preliminary, draft unaudited financial projections for fiscal years 2025 through 2046, without giving effect to the Transactions, on both a risk-adjusted and non-risk-adjusted basis, to assist the Board’s strategic review and evaluation of Chimerix’s intrinsic value as a standalone company. The risk-adjusted projections reflected probability of success adjustments applied to revenue estimates for each of ONC201 and ONC206, and to milestone payments related to TEMBEXA. The Board viewed risk-adjusted projections to better reflect Chimerix’s expected future performance than non-risk-adjusted projections. The risk-adjusted projections reviewed by the Board at the January 22, 2025 meeting of the Board (referenced above in the section captioned ‘Background of the Offer and the Merger’) are referred to as the ‘Preliminary Projections’.

After the January 22, 2025 meeting of the Board, the Board and Chimerix senior management continued to discuss the various assumptions reflected in the projections created in January 2025. As a result of these discussions, both the non-risk-adjusted and risk-adjusted preliminary, draft unaudited financial projections created in January 2025 were revised to reflect certain changes, including, among others: (i) a reduction in the assumption of the sales price for ONC206 to account for the anticipated impact on ONC206 of the announcement of the FDA’s priority review of a supplemental new drug application from a large biopharmaceutical company seeking approval of a drug candidate that could be viewed as a competing treatment to ONC206; and (ii) an assumed partnership for ONC201 in certain territories outside of the United States occurring in 2026 instead of 2025. At the meeting of the Board held on February 25, 2025 (referenced above in the section captioned ‘Background of the Offer and the Merger’), the Board reviewed with Chimerix management and Centerview certain preliminary financial analyses based on the risk-adjusted version of these revised projections, though the projections as so revised as of this meeting were provided to the Board only on a non-risk-adjusted basis. The Board and Chimerix senior management further discussed the various assumptions reflected in these revised sets of projections. As a result of these discussions and additional review by management, in March 2025, both the non-risk-adjusted and risk-adjusted preliminary, draft unaudited financial projections were revised to reflect certain additional changes, including, among others: (i) to account for revenue impact of achieving an ACTION readout for ONC201 on a later timeline than initially expected; and (ii) to account for the impact of a loss of product exclusivity for ONC201 in 2039 instead of 2038 due to an assumed patent term reinstatement for one additional year for Chimerix’s longest dated ONC201 patent. In addition, certain probability of success risk-adjustments in the preliminary, draft unaudited risk-adjusted financial projections were revised to reflect, among other things: (i) the impact of achieving an ACTION readout for ONC201 on a later timeline than initially expected (which resulted in the probability of success adjustment for ONC201 U.S. revenue dropping from 80% to 50% starting one year later (and remaining at 50% each year thereafter); (ii) the lowering of the probability of success for ONC206 based on management’s experience regarding the probability of success for assets, like ONC206, that remain in Phase 1 clinical studies (which resulted in the probability of success adjustment for ONC206 revenue dropping from 30% to 15%); and (iii) the lowering of the probability of success of, and delay in, receiving certain milestone payments related to TEMBEXA. The March 2025 revised risk-adjusted projections are referred to as the ‘Management Projections.’”

7.	by adding the column containing bold, underlined text to the below table on page 34 in the section captioned “Opinion of Centerview Partners LLC—Summary of Centerview’s Financial Analysis—Selected Public Company Analysis”:

Selected Company	Enterprise Value ($MM)	EV / 2028E Revenue Multiple
Annexon, Inc.	44	0.1x
Day One Biopharmaceuticals, Inc.	352	0.6x
Kalvista Pharmaceuticals, Inc.	298	0.8x
Nuvation Bio Inc.	75	0.2x
Precigen, Inc.	545	1.4x
Replimune Group, Inc.	689	1.1x
Syndax Pharmaceuticals, Inc.	664	1.3x
Verastem, Inc.	266	1.0x
Y-mAbs Therapeutics, Inc.	169	1.3x
Median	298	1.0x

8.	by adding the bold, underlined text to, and deleting the strikethrough text from, the below paragraph on page 34 in the section captioned “Opinion of Centerview Partners LLC—Summary of Centerview’s Financial Analysis— Selected Public Company Analysis”:

“Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 2028E Revenue Multiples of 1.0x to 1.5x to apply to the Company’s estimated calendar year risk-adjusted 2028 revenue as set forth in the ~~Forecasts~~ Management Projections. In selecting this reference range of EV / 2028E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV / 2028E Revenue Multiples to the Company’s estimated calendar year risk-adjusted 2028 revenue of $348 million, as set forth in the ~~Forecasts~~ Management Projections, adding to it the Company’s estimated cash of approximately $111 million as of March 31, 2025, each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) as of March 3, 2025, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $4.45 to $5.95, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

9.	by adding the column containing bold, underlined text to the below table on page 35 in the section captioned “Opinion of Centerview Partners LLC—Summary of Centerview’s Financial Analysis— Selected Precedent Transaction Analysis”:

Date Announced	Target	Acquiror	Enterprise Value ($MM)	EV / 4-Year Forward Revenue Multiple
May-24	Calliditas Therapeutics AB	Asahi Kasei Corporation	1,136	1.7x
Jan-23	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	711	1.6x
Oct-22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	531	1.5x
May-20	Stemline Therapeutics, Inc.	A. Menarini - Industrie Farmaceutiche Riunite S.r.l	471	2.8x
Sep-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	833	3.0x
Median			711	1.7x

10.	by adding the bold, underlined text to, and deleting the strikethrough text from, the below paragraph on page 35 in the section captioned “Opinion of Centerview Partners LLC—Summary of Centerview’s Financial Analysis— Selected Precedent Transaction Analysis”:

“Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 4-Year Forward Revenue Multiples of 1.5x to 2.8x to apply to the Company’s estimated four-year forward risk-adjusted revenue of $340 million~~, as set forth in the Forecasts~~ (derived by calculating the time-weighted average of risk-adjusted revenue for the Company in 2028 and 2029, as provided in the Management Projections). In selecting this reference range of EV / 4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the companies included in the selected transactions analysis that could affect the implied enterprise values of each transaction in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of EV / 4-Year Forward Revenue Multiples to the Company’s estimated four-year forward risk-adjusted revenue of $340 million~~, as set forth in the Forecasts~~, adding to it the Company’s estimated cash of approximately $111 million as of March 31, 2025, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) as of March 3, 2025 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $5.85 to $9.60, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.”

11.	by adding the bold, underlined text to, and deleting the strikethrough text from, the below paragraphs on page 36 in the section captioned “Opinion of Centerview Partners LLC—Summary of Centerview’s Financial Analysis— Discounted Cash Flow Analysis”:

“Centerview performed a discounted cash flow analysis of the Company based on the ~~Forecasts~~ Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the ‘present value’ of estimated future cash flows of the asset or set of assets. ‘Present value’ refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (i) discounting to present value as of March 31, 2025 using discount rates ranging from 13.5% to 16.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2025 and ending on December 31, 2046, as set forth in the ~~Forecasts~~ Management Projections, (b) an implied terminal value of the Company, calculated by Centerview by assuming (as directed by the Company’s management) that the Company’s unlevered free cash flows set forth in the ~~Forecasts~~ Management Projections would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 80% year-over-year and (c) tax savings from usage of the Company’s estimated federal net operating losses of $466 million as of December 31, 2024 and the Company’s estimated future losses, as set forth in the ~~Forecasts~~ Management Projections and (ii) adding to the foregoing results (a) the Company’s estimated cash of approximately $111 million as of March 31, 2025, as set forth in the Internal Data and (b) the impact on net present value of the estimated cost of an assumed future equity raise of $150 million in 2025, as set forth in the ~~Forecasts~~ Management Projections. Centerview divided the results of the foregoing calculations by the Company’s fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in the money options, warrants and restricted stock units) as of March 3, 2025 and as set forth in the Internal Data, resulting in the implied per Share equity value range for the Company’s Shares, rounded to the nearest $0.05, of $6.25 to $7.35. Centerview then compared this range to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the disclosure on page 43 in the section captioned “Legal Proceedings” in its entirety and replacing it with the following:

“On March 31, 2025, Chimerix, the members of the Board, Purchaser, Jazz, and Centerview were named as defendants in a complaint captioned Rosenthal v. Chimerix, Inc., et al., Index No. 2025-5353, filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of Chemung (which we refer to as the ‘Rosenthal Complaint’). The Rosenthal Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of North Carolina securities law and New York common law. The Rosenthal Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

On April 1, 2025, Chimerix and the members of the Board were named as defendants in a complaint captioned Scott v. Chimerix, Inc., et al., Index No. 652097/2025, filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of New York (which we refer to as the ‘Scott Complaint’). The Scott Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of New York common law. The Scott Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

On April 2, 2025, Chimerix and the members of the Board were named as defendants in a complaint captioned Kent v. Chimerix, Inc., et al., filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of New York (which we refer to as the ‘Kent Complaint’). The Kent Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of New York common law. The Kent Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures.

In addition, as of the filing of this Amendment No. 2, Chimerix has received several demand letters from purported Chimerix stockholders generally alleging disclosure deficiencies in connection with the disclosures associated with the transactions contemplated by the Merger Agreement. Chimerix believes that the Rosenthal Complaint, Scott Complaint, Kent Complaint and demand letters are without merit.

It is possible that additional demand letters or complaints may be received by or filed against Chimerix, the Board, Jazz or Purchaser. If such additional demand letters are received or complaints are filed, absent new or different allegations that are material, Chimerix, Parent and Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chimerix, Inc.

	By:	/s/ Michael T. Andriole
	Name:	Michael T. Andriole
	Title:	President and Chief Executive Officer

Dated: April 7, 2025